# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIEBOLD NIXDORF, Inc, CIK 0000028823
CUSIP: 253651202
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: 350 ORCHARD AVE NE, NORTH CANTON, Ohio (OH), 44720
Date of event which requires filing of this statement: 04/16/2026
Amends the filing with accession number 0000929638-23-002318
Filed by CIK 0001590729
Persons authorized to receive notices and communications: Janet Kastrud, CCO, Millstreet Capital Management, 545 Boylston St., 8th Floor, Boston, Massachusetts (MA), 02116, 617-939-0030

## Reporting persons
- Millstreet Capital Management LLC (CIK 0001590729): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,704,438; sole dispositive power 0; shared dispositive power 4,704,438; aggregate amount beneficially owned 4,704,438 (13.38% of the class)
- Connolly Brian D (CIK 0001539642): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,704,438; sole dispositive power 0; shared dispositive power 4,704,438; aggregate amount beneficially owned 4,704,438 (13.38% of the class)
- Kelleher Craig (CIK 0001876454): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,704,438; sole dispositive power 0; shared dispositive power 4,704,438; aggregate amount beneficially owned 4,704,438 (13.38% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: DIEBOLD NIXDORF, Inc
Address of issuer's principal executive offices: 350 ORCHARD AVE NE, NORTH CANTON, Ohio (OH), 44720
Comment: This Amendment is being filed to amend Item 5 of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-13 of the cover pages.
Transactions in the class effected during the past sixty days:
The Reporting Persons did not effect any transactions in the Company's Common Shares during the sixty day period prior to the filing of this Schedule 13D that have not been previously reported, other than the open market sales transactions described below:

Date No. Shares Sold Price

04/08/2026 399,929 $82.4158
04/15/2026 51,472 $85.4314
04/16/2026 60,833 $84.7741
Other persons with the right to receive dividends or sale proceeds: Millstreet Credit Fund LP, for which Millstreet serves as investment manager, has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Shares outstanding.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Millstreet Capital Management LLC: /s/ Craig M. Kelleher, Craig M. Kelleher / Managing Member (04/17/2026)
- Connolly Brian D: /s/ Brian D. Connolly, Brian D. Connolly (04/17/2026)
- Kelleher Craig: /s/ Craig M. Kelleher, Craig M. Kelleher (04/17/2026)